Form 51-102F3

Material Change Report

1.	Name and Address of Company

Atna Resources Ltd.

14142 Denver West Parkway, Suite 250

Golden, Colorado 80401

2.	Date of Material Change

April 13, 2012

3.	News Release

A news release was issued on April 13, 2012 through PR Newswire announcing corrections made to references involving the Company’s Technical Report on the Columbia Gold Project. A copy of the news release is attached hereto as Schedule A.

4.	Summary of Material Change

Atna Resources reported that certain references to the technical report on its Columbia Project in the recently filed Form 20-F (20-F) / Annual Information Form (AIF) and annual Management Discussion and Analysis (MD&A), for the year ending December 31, 2011, inadvertently cited the September 2009 technical report on its Columbia Gold Property which has been superseded by the report dated June 2010. Consequently, the Company has amended these disclosure documents by replacing the references to the Columbia resource estimate and technical report dated September 9, 2009 with references to the “NI 43-101 Technical Report and Preliminary Assessment on the Columbia Project, Lewis and Clark County, Montana” completed in June 2010.

5.	Full Description of Material Change

Following are amendments to the Form 20-F (20-F) / Annual Information Form (AIF) and Management Discussion and Analysis (MD&A). A black-line edition precedes the clear-text as amended.

Footnote to reserve and resource tables, found on page 21 of 20-F / AIF and page 14 of MD&A –

•	“5. NI 43-101 Technical Report Columbia Gold Property, June 2010 ~~September 2009~~”
•	“5. NI 43-101 Technical Report Columbia Gold Property, June 2010”

Found on page 21 of 20-F / AIF and page 14 of MD&A

•	“The “NI 43-101 Technical Report and Preliminary Assessment on the Columbia Project, Lewis and Clark County, Montana” completed in June 2010 ~~The Columbia resource estimate and Technical Report with an effective date of September 9, 2009~~ was prepared by Gustavson Associates, LLC of Lakewood, Colorado, under the direction of Mr. Donald E. Hulse, P.E., an independent Qualified Person as defined under NI 43-101. ~~The “NI 43-101 Technical Report and Preliminary Assessment on the Columbia Project, Lewis and Clark County, Montana” completed in May 2010 was also prepared by Mr. Donald E. Hulse, P.E.~~”

•	“The “NI 43-101 Technical Report and Preliminary Assessment on the Columbia Project, Lewis and Clark County, Montana” completed in June 2010 was prepared by Gustavson Associates, LLC of Lakewood, Colorado, under the direction of Mr. Donald E. Hulse, P.E., an independent Qualified Person as defined under NI 43-101.”

Found on page 32 of 20-F / AIF and pages 7 and 8 of MD&A

•	“The Company engaged Gustavson Associates LLC, an independent engineering firm with Qualified Persons (as defined in NI 43-101), to complete the ~~an~~ NI 43-101 ~~compliant “Technical Report and Mineral Resource Estimate for the Columbia Project” in 2009 and an additional report titled~~ “Technical Report and Preliminary Economic Assessment on the Columbia Project” (“PEA”) ~~was completed~~ in June ~~May~~ 2010 ~~with both filed on SEDAR~~. Results of this~~ese~~ study~~ies~~ demonstrate that the project may have favorable development potential.”

•	“The Company engaged Gustavson Associates LLC, an independent engineering firm with Qualified Persons (as defined in NI 43-101), to complete the NI 43-101 “Technical Report and Preliminary Economic Assessment on the Columbia Project” (“PEA”) in June 2010. Results of this study demonstrate that the project may have favorable development potential.”

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer

The following executive officer of Atna is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

James Hesketh
President and Chief Executive Officer

Phone (303) 278-8464 (Ext.105)

9.	Date of Report

April 13, 2012

SCHEDULE A

PRESS RELEASE

FOR IMMEDIATE RELEASE: April 13, 2012	PR 12-06

Atna Corrects References to the Columbia Project Technical Report

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN/OTCBB:ATNAF) reports that certain references to the technical report on its Columbia Project in the recently filed Form 20-F (20-F) / Annual Information Form (AIF) and annual Management Discussion and Analysis (MD&A), for the year ending December 31, 2011, inadvertently cited the September 2009 technical report on its Columbia Gold Property which has been superseded by the report dated June 2010. Consequently, the Company has amended these disclosure documents by replacing the references to the Columbia resource estimate and technical report dated September 9, 2009 with references to the “NI 43-101 Technical Report and Preliminary Assessment on the Columbia Project, Lewis and Clark County, Montana” completed in June 2010.

For additional information, including the details of these amendments, please visit our website at www.atna.com.

The above described amendments should be read in conjunction with the above-referenced Form 20-F/AIF and annual MD&A, including the therein defined terms and discussions of risk factors. The Company’s filings are available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml).

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com

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